Corporación Andina de Fomento

Torre CAF

Avenida Luis Roche, Altamira

Caracas, Venezuela

October 27, 2022

VIA EDGAR AND E-MAIL

Division of Corporation Finance

Office of International Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Michael Coco, Corey Jennings, Kathy Hsu

Re:	Corporación Andina de Fomento

Registration Statement under Schedule B (File No. 333-267056)

Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement under Schedule B, as amended (File No. 333-267056) (the “Registration Statement”), of Corporación Andina de Fomento (the “Company”).

We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, October 31, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Roderick O. Branch at (212) 906-4616.

Thank you for your assistance in this matter.

Sincerely,

Corporación Andina de Fomento

By:	/s/ Gabriel Felpeto
Name: Gabriel Felpeto
Title: Chief Financial Officer

cc:	(via email)

Elizabeth Freed, Directora - Asuntos Legales de Tesoreria y Pasivos, Corporación

Andina de Fomento

Roderick O. Branch, Esq., Latham & Watkins LLP

Paul M. Dudek, Esq., Latham & Watkins LLP